September 22, 2006
VIA EDGAR AND FACSIMILE
United States
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	SteelCloud, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2005
Form 10-Q for the Fiscal Quarter Ended January 31, 2006
Form 10-Q for the Fiscal Quarter Ended April 30, 2006 File No. 0-24015
Dear Mr. Krikorian:
     We are in receipt of your letter dated August 25, 2006 and hereby respond as follows (our responses follow your comments):
Form 10-K for the Fiscal Year Ended October 31, 2005
Revenue Recognition — page F-9
1.	We note your response to prior comment number 1, which indicates you do not believe the impact of reporting software maintenance provided by the software manufacturer on the net basis is material to your financial statements. Your support for this conclusion appears to be based on the belief that “reporting revenue of prior periods on a net basis is a revenue reclassification.” You response further suggests that since the change is a reclassification that a decrease of less than 10% for all prior periods is not material. The change in reporting revenue to a net basis from a gross basis would be considered a correction of an error and not a reclassification. The impact of this change would be considered a material error since it is decreasing revenues by approximately 5.3% and 8.0% for the year ended October 31, 2005 and the six months ended April 30, 2006, respectively. Additionally, clarify why you do not believe a 5-8% decrease in reported revenues would impact your trends. That is, it would appear you would need to discuss the underlying reasons for a 5-8% decrease in revenue in your management’s discussion and analysis of financial condition and results of operation discussion if you reported the correction on a prospective basis. Therefore, it appears the error would materially impact your revenue trends as reported. Amend your Form 10-K for the year ended October 31, 2005 and your Forms 10-Q for the quarterly period ended January 31, 2006 and April 30, 2006 to properly restate revenues.

Response — On September 8, 2006 we had a telephone discussion with Mr. Christopher White regarding this issue. During this telephone call we agreed that SteelCloud, Inc. would reflect these changes in our Form 10-Q for the period ended July 31, 2006. The disclosure for this filing would include:
1.	Reclassifying the revenue and cost of goods sold totals on the statement of operations for the nine month period ended July 31, 2006 and the three and nine month periods ended July 31, 2005 to reflect the effect of recording the resale of maintenance contracts on a net basis.
2.	Inclusion of a footnote (Note 2 — Reclassification) explaining the changes to the statement of operations, the reason for the changes and that there was no effect on the Company’s gross profit, net income and earnings per share in any of the periods discussed.
3.	A table (or narrative) illustrating the effect of reporting the resale of maintenance contracts on a net basis for the fiscal years ended October 31, 2004 and 2005.
SteelCloud, Inc.’s Form 10-Q for the period ended July 31, 2006 was filed on September 14, 2006 and included the disclosures indicated above.
Form 10-Q for the Quarterly Period Ended April 30, 2006
Note 10. Subsequent Event — page 9
2.	Your disclosure indicates a triggering event has occurred pursuant to paragraph 28 of SPAS 142. Your disclosure further states. “[w]hile management believes such goodwill was not impaired as of April 30, 2006, it is possible that its assessment in the third quarter of fiscal 2006 could result in the Company recording an impairment loss to write down all or a portion of the carrying value of its goodwill to its estimated fair value.” Clarify whether you have performed your third quarter assessment and, if so, the results of the assessment. As part of your response, clarify the amount of reporting units you have as of July 31, 2006 and the manner in which you determine fair value of each reporting unit. We refer you to paragraphs 23 through 25 of SFAS 142. Additionally, tell us how you have evaluated the decrease in your market capitalization in the third quarter of fiscal year 2006 when determining the fair value of your reporting units.
Response — Our assessment has been performed and it was determined that SteelCloud, Inc.’s goodwill was fully impaired in the third fiscal quarter of its fiscal year 2006. The Company currently has one reporting unit based on our applying the guidance in paragraph 30 of SFAS 142 wherein we considered the manner in which we compile discreet financial information and that information is regularly reviewed by management as a single operating segment. The fair value of the Company’s single reporting unit was estimated after considering the Company’s market capitalization and other market-based valuation approaches, in addition to analyzing the expected present value of future cash flows. The significant decline in the Company’s market capitalization in the third fiscal quarter of 2006 continued into the fourth fiscal quarter of 2006 (a decline of 68% from May to September 2006). Accordingly, additional analysis, as indicated above, was performed to provide a better estimate of SteelCloud, Inc.’s fair value. The Company recorded an impairment charge of approximately $4.5 million in the third fiscal quarter of 2006 which was disclosed in the Company’s Form 10-Q filed September 14, 2006. In addition, we disclosed in that Form 10-Q the information required by paragraph’s 46 and 47 of SFAS 142.

If you have any questions or comments please feel free to contact the undersigned at (703) 674-5530.

STEELCLOUD, INC.
By:	/s/ Kevin Murphy
Name:	Kevin Murphy
Title:	CFO